Exhibit 2.1

Term Sheet Relating to the Sale and Purchase Agreement
Between Sun New Media Inc. and Sun Media Investment Holdings

Party A: Sun New Media Inc. (SNMD)
Party B: Sun Media Investment Holdings Limited (SMIH)

WHEREAS:

Pursuant to the Sale and Purchase Agreement (the “Agreement”), Party A agrees to sell certain assets to Party B, and Party B agreess to purchase these assets from Party A.

1. SALE AND PURCHASE

Prior to the closing agreement, Party A shall transfer to Party B:

1.               Two properties in Beijing valued at USD1.56 million;

2.               100% of the share capital in Lifestyle Magazines Publishing Pte. Ltd (SG) valued at USD1.99 million;

3.               A 30% interest in the share capital of Global Women Multi-Media Limited, a HK registered company.

2. CONSIDERATION AND PAYMENT

1.               The total consideration for the above properties shall be USD 4.15 million.

2.               Consideration Payment: Party B shall satisfy the transaction with: (a) 1 million shares of common stock in Validian Inc., (VLDI:OTC). These shares are valued at USD 0.06 per share, carrying a total book value of USD 60,000; (b) A Promissory Note of value USD500,000 issued to Party B by Validian Corp. (c) 6,000,000 shares of SNMD common stock held by Party B. These SNMD shares shall be transferred within __30_____days upon the signing of the agreement.

3.               SNMD agrees to make the payment of all taxes related to the transfer of assets in accordance with the Agreement.

OTHER CONDITIONS

4.               SNMD agrees to satisfy its USD 300,000 investment commitment to Global Women Multi-Media Limited prior to the completion of the Agreement.

JURISDICTION

Governing Law: Hong Kong.